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                                                                    EXHIBIT 99.1

                       Jacada to Acquire Propelis Software

Acquisition Enhances Jacada's Product Suite with Leading Legacy Integration and
                              Workflow Technology

ATLANTA - August 20, 2001 _ Jacada Ltd. (Nasdaq: JCDA), a leading provider of enterprise user interface solutions, has executed a definitive agreement to acquire certain assets and assume certain liabilities of Propelis Software, Inc., a business unit of CNT(R) and a leading provider of business process management and legacy integration software. The purchase price consists of $6.0 million in cash and the issuance of a warrant to purchase 350,000 ordinary shares of Jacada Ltd.

Formerly known as the Enterprise Integration Solutions Division of CNT, Propelis has consistently been ranked as a leader in the legacy extension market by Gartner. Propelis products include Propelis EAi (Enterprise Access integrator), which integrates data and processes from multiple legacy applications, and Propelis BPm (Business Process manager), a business process management system that automates business processes while integrating enterprise systems.

"We are thrilled about this acquisition," said Gideon Hollander, Jacada's founder and CEO. "The combination of Propelis and Jacada joins the leader in the legacy integration market with the leader in the legacy extension market and significantly strengthens our ability to deliver strategic technology alternatives to Jacada's and Propelis' customers. Jacada maintains an unwavering commitment to provide its customers with best-of-breed solutions that leverage their enormous investments in enterprise computing systems. Through this acquisition, Jacada has the unique opportunity to expand its solution set by adding superior technology that will allow both Jacada and Propelis customers to take advantage of an enhanced and expanded product line."

"In addition, some of the Propelis technology we are acquiring will accelerate our ability to deliver future planned components of our recently announced Jacada Interface Server," added Hollander. "We are continually looking for ways to improve our solution set for our customers, and the addition of Propelis' products to the Jacada product arsenal will certainly provide both Jacada and Propelis customers with more strategic options for future initiatives."

Under the terms of the agreement, Jacada will purchase key technology, intellectual property, and other assets of Propelis for $6.0 million in cash and assume certain Propelis liabilities. In addition, Jacada will issue a warrant for CNT to acquire 350,000 ordinary shares of Jacada Ltd. stock at an exercise price based on the average price of the Company's shares for the 20 trading days prior to the closing date. The final purchase price is subject to adjustment based on the closing balance sheet of Propelis. The acquisition is expected to be accretive to Jacada's earnings in the first half of 2002 and is expected to close by the end of August, subject to satisfaction of certain closing conditions.

Jacada will host a conference call to discuss its acquisition of Propelis on Monday, August 20, 2001 at 11:00 am (EDT). The conference call will be available through a live Webcast at www.jacada.com. To access the call online, go to the investor section of www.jacada.com prior

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Exhibit 99.1

to the call to install the necessary audio software. A replay of the webcast will be available for 30 days at the Jacada website. The telephonic replay will be available until August 21, 2001 at 1:00 (EDT) at 800-925-4665 in the US or at +1 402- 220-4186 Internationally.

About Jacada Ltd.

Jacada Ltd. is a leading provider of enterprise user interface solutions that protect organizations from changes in user interface standards and technologies. The Jacada Interface Server, a fully integrated development and deployment environment, is used to modernize, re-engineer, and extend existing legacy functionality, empower enterprise developers to easily build modern user interfaces for new applications, as well as generate a consistent look-and-feel across new and existing applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause actual results to differ materially from those contained in any forward-looking statements. For a more complete discussion of risk factors, please see the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 filed on October 14, 1999 and its Annual Report on Form 20-F for the year ended December 31, 2000.

Contact:
Ann Conrad
Jacada Ltd.
(770) 352-1300
aconrad@jacada.com
or
Jamie Donnelly
Silverman Heller Associates
310-208-2550
jmdonnelly@sha-ir.com